

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

JUL 1 2009

DIVISION OF MARKET REGULATION



09041874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number   3235-0123
Expires: February 29, 2009
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER

8-65586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2008_____AND ENDING_____DECEMBER 31, 2008_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH ATLANTIC SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
123435

16 MIDDLE STREET
(No. and Street)

SACO   ME   04072
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dell'Olio   207-883-6468
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
    XX Certified Public Accountant
        Public Accountant
        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                    contained in this form are not required to respond unless the form displays
                    a currently valid OMB control number.

OMB APPROVAL
OMB Number   3235-0123
Expires: February 29, 2009
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____ JANUARY 1, 2008 _____AND ENDING_____ DECEMBER 31, 2008 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH ATLANTIC SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
123435

16 MIDDLE STREET

(No. and Street)

SACO   ME   04072

(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dell'Olio   207-883-6468

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.

(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755

(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
    Public Accountant
    Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael J. Dell'Olio swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of North Atlantic Securities, LLC , as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

William T. Rankm   Notary Public   My Commission Expires 6/15/2010

This report** contains (check all applicable boxes):

X   (a) Facing page.
X   (b) Statement of Financial Condition.
X   (c) Statement of Income (Loss).
    (d) Statement of Changes in Financial Condition.
X   (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
    (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X   (g) Computation of Net Capital
    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X   (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation f
        Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X   (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X   (l) An Oath or Affirmation
    (m)A copy of the SIPC Supplemental Report.
X   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Member
North Atlantic Securities, LLC
Saco, ME

In planning and performing my audit of the financial statements of North Atlantic Securities, LLC (the Company), for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey Karll CPA P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 4, 2009

North Atlantic Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2008

Contents

Index
* * * * *
* * *
*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043
Independent Auditors' Report

North Atlantic Securities, LLC
16 Middle Street
Saco, Maine 04072

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of North Atlantic Securities, LLC as of December 31, 2008, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the North Atlantic Securities, LLC as of December 31, 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
February 3, 2009

North Atlantic Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 3,461
Receivable-Members	750
Receivable from Clearing Organization	5,163
Prepaid expenses	3,750
Cash and cash equivalents - restricted	25,000
Furniture, equipment, software, at cost, less accumulated depreciation of $12,143	791
Truck held for resale at cost, less accumulated depreciation of $5,203	7,696
	$ 46,611

Liabilities and Members' Equity

Liabilities:	
Due to Clearing Organization	$ 6,365
Payables & Accrued Expenses	9,472
	15,837
Members' Equity:	
Michael Dell'Olio Capital	8,570
Aleksei Kiselev Capital	22,204
Total Members' Equity	30,774
	$ 46,611

North Atlantic Securities, LLC
Statement of Income
For The Year Ended December 31, 2008

Revenues
    Commissions Income + Fees $ 202,000
    Interest and dividends   1,016
                                                     203,016

Expenses:
    Clearance Fees   9,085
    Commissions   32,850
    Employee compensation and benefits   50,513
    Occupancy   23,445
    Regulatory fees and expenses   16,043
    Other expenses   99,439
                                                       231,375
Net Income (Loss)   ($ 28,359)

North Atlantic Securities, LLC
Statement of Changes in Members' Equity
December 31, 2008

Balance at beginning of year	$ 59,133
Net Income(Loss)	(28,359)
Member's Contributions	-
Balance at End of Year	$ 30,774

North Atlantic Securities LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2008

Year To Date

Cash Provided from Operations
  Net Income (Loss)   ($ 28,358)
 Adjustments
   Add:
  Depreciation   3,177
  Commissions Receivable   7,250
  Accounts Payable   2,975
  Due to Pershing   5,063
  Accrued Payroll Taxes   222
   Less:
  Prepaid FINRA Fees   (30)
  Accrued Expenses   (1,040)
  Accrued Payroll   (4,420)

    Cash from Operations   (15,161)

Cash Flows - Invested

    Investing Cash Flows   0

Cash Flows - Financing

    Financing Cash Flows   0

    Cash Increase (Decrease)   (15,161)

Cash - Beginning of Year
  Cash & Cash Equivalents   19,151
  Cash-Restricted   25,000
  Pershing Accounts   4,635

    Total Beginning of Year   48,785

    Cash on Statement Date $ 33,624

North Atlantic Securities, LLC
Notes to Financial Statements
December 31, 2008

Note A - Summary of Significant Accounting Policies

Nature of Business

North Atlantic Securities, LLC (the "Company") was organized as a Maine limited liability company on August 27, 2002.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority pursuant to the Securities and Exchange Act of 1934. The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, bonds, commodities, variable annuities and other investment products.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the Statement of Cash Flows.

Property and Equipment

Property and equipment are carried at cost. Major additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets. Depreciation expense for the year ended December 31, 2008 was $3,178.

Income Taxes

The Company is an LLC and, therefore, is not a taxpaying entity for federal or state income tax purposes. Accordingly, the financial statements do not reflect a provision for income taxes. Income, expenses, gains, losses and credits are reflected in the members' individual tax returns.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Note B - Restricted Cash

The Company is required to maintain a Broker's Deposit Account with a clearing organization. As of December 31, 2008 the Company had $25,000 of cash in this account.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, under SEC Rule 15c3-1, the Company had a ratio of aggregate indebtedness to net capital of 0.89 to 1 and net capital of $17,787, which was $12,787 in excess of its net capital requirement.

Note D - Related Party Transactions

A related party provides consulting services to the Company on a monthly basis under a verbal agreement. The expense associated with this agreement for the year ended December 31, 2008 was $0.

The Company leases their office space from a related party at a current monthly rate of $2,000 plus their pro rata share of the operating expenses and real estate taxes. The lease expires on July 2, 2015. Rent expense for the year ended December 31, 2008 was $21,465.

The initial lease period is July 2, 2008 to July 2, 2015 with a three year renewal option. The lease payments have a three percent (3%) annual increase during the initial lease term.

Note D - Related Party Transactions(cont'd)

As of December 31, 2008 the approximate future minimum lease payments under this operating lease are $188,830 with minimum lease payments due in the next five years as follows:

2009	$24,360
2010	25,091
2011	25,844
2012	26,619
2013	27,418

Note E - Fair Value of Financial Statements

The Company's financial statements are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Note F - Compensated Absences

Employees of the company are entitled to paid vacation and paid sick days depending on length of service. It is not practicle for the company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The company policy is to recognize the costs of compensated absences when actually paid to employees.

Note G - Leases

In 2007 the company signed two auto leases for twenty seven (27) months, monthly payments of $870.24 starting Mach 30, 2007. The company also leases equipment for twenty four (24) months.

Future annual lease payments are:

2009	$ 8,397

SUPPLEMENTARY INFORMATION

North Atlantic Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ending December 31, 2008

Total Members' Equity Qualified for Net Capital $30,774

Less: Non Allowable assets
    Prepaid expenses   3,750
    Property and equipment, net   8,487
    Receivable-Members   750
        Total Non Allowable Assets   12,987

Net Capital $17,787

Less: Capital Requirement   5,000

Excess Net Capital $12,787
                                                                       ======

Aggregate Indebtedness $15,837
                                                                       =======

Ratio of Aggregate Indebtedness
To Net Capital   0.89 to 1.0

There are no material differences between the audited net capital and the
net capital reported on the Focus Report Part IIA at December 31, 2008.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
BROKER OR DEALER North Atlantic Securities, LLC as of 12/31/08
EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
  (1)—Limited business (mutual funds and/or variable annuities only)   [4550]

B. (k)
  (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained   [4560]

C. (k)
  (2)(ii)--All customer transactions cleared through another broker-dealer
          on a fully disclosed basis.   X [4570]
      Name of clearing firm(s)

Clearing Firm SEC#s		Name		Product Code	
8- 17574		Pershing LLC		All	[4335B]
[4335A]			[4335A2]		
8-					[4335D]
[4335C]			[4335C2]		
8-					[4335F]
[4335E]			[4335E2]		
8-					[4335H]
[4335G]			[4335G2]		
8-					[4335I]
[4335I]			[4335I2]		

D. (k) (3) Exempted by order of the Commission
4580

See Accountants Report & Accompanying Notes
-10-